GPS industries
the ability to do more



                                                                 VIA FAX & EDGAR
December 1, 2005

Paul Monsour
Staff Accountant
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Monsour:

Re:      GPS Industries, Inc. ("GPSI")
         Form 10-K For The Fiscal Year Ended December 31, 2004
         Filed April 18, 2005

         Form 10-Q for the quarters ended March 31 and June 30, 2005 File No. 0-30104


Dear Mr. Monsour:

We have received your letter dated November 10, 2005 and respond as follows:

Annual Report filed on form 10-KSB for the year ended December 31, 2004

Note 2 - Acquisitions, pages F-6 - F-8

1. We note your responses to comments 1 and 2. We note that based on your analysis of EITF 98-3, you concluded that you acquired an asset and not a business. Given this determination, and in light of your response to comment 1 and 2 in your first response letter, we ask that you revalue the patent asset at its total fair value. Recording the patent asset at its fair value is required by the general concepts with respect to accounting for asset acquisitions set forth in paragraphs 3-8 of SPAS 141. While we acknowledge you are not within the scope of SFAS 141 as this does not represent a business combination, we believe it would be appropriate to look to the general concepts set forth therein. Specifically, we ask that in addition to the value you assigned based on the NPV of future cash flows derived from third party licensing of the patent, you also consider the NPV of future cash flows you are saving by owning the patent, i.e. by applying the "relief from royalty" method. If it is determined that this dual valuation gives you a total less than the amount you paid, you may take a day one impairment representing this overpayment premium.

As you have stated in our phone conversations, and in accordance with FAS 144, paragraph 8, you performed an impairment test as of December 31, 2004 for recoverability. We ask that you confirm that this recoverability testing of the cash flows was done at the lowest level for which identifiable cash flows are largely independent of other cash flows for other groups of assets and liabilities as required by paragraph 10 of SFAS 144. In your situation, it would appear that this level would be the underlying business, as contemplated by paragraph 11 of SFAS 144. Testing would be performed at this level because the requirements of SFAS 144, paragraph 7, would indicate to look to the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Accordingly, while the cash flows prepared to calculate the value of the patent asset under the "relief from royalty" method would be appropriate for initial fair value determination, in testing the asset for impairment under SFAS 144 such a method would not be appropriate. Once you have completed your impairment test with respect to the patent asset under SFAS 144, if the amount is different than the impairment loss you had previously reported, please revise or advise.

Company Response:

We have reviewed our treatment of the patent asset acquired from Optimal Golf Solutions Inc. (the 093 patent), with particular reference to the application of SFAS 144 and in the light of the general concepts set forth in paragraphs 3-8 of SFAS 141.

We have also considered the NPV of the future cash flows we are saving by owning the patent, using the "relief from royalty" method you mention in your letter. In this calculation we referred to the cash flow already generated by existing third party licenses to ensure comparability and consistency.

We note that in the FAS 144 paragraph 7, under the heading "Long-Lived Assets to Be Held and Used" the statement retains the requirements of Statement 121 to recognize an impairment loss if the carrying amount of the asset is not recoverable from its undiscounted cash flows and to measure the impairment loss as the difference between the carrying amount and the fair value of the asset and that Paragraph 8 e. requires that an asset be tested for recoverability if there is a current period loss combined with a history of losses. Paragraph 23 of Statement 144 states that a present value technique is often the best valuation technique to measure the fair value of a long-lived asset.

The provisions of FAS 144 we considered in our valuation were those in paragraphs 10 and 16 requiring that the lowest level of cash flows identifiable with the asset that are expected to arise as a direct result of the use of the asset be used as the basis for calculation. The valuation also considered the requirement in paragraph 18 that the recoverability be based on the remaining useful life of the asset and the requirement in paragraph 19 that the future cash flows be based on the existing service potential of the asset at the date it is tested without regard to future capital expenditures that may increase the service potential of the asset.

The applicability of the above review to the 093 patent is as follows:

     1. GPS Industries Inc. had a current operating loss, and a history of operating losses at the time of the acquisition of the 093 patent. Therefore a recoverability test is required under paragraph 8 e.
     2. The lowest level of identifiable cash flows for the patent which are largely independent of the cash flows of other assets and liabilities are considered to be the cash flows for the underlying business, as the underlying business requires either ownership of or a license under the patent to operate.
     3. A "relief from royalty" amount of $1.68 million, comparable to an existing third party full term license payment, was added to the third party royalty license revenues already being generated by the 093 patent to calculate the undiscounted cash flow service potential of the asset at the date of acquisition. The carrying amount of the asset at the date of acquisition exceeded and was not recoverable from the total of the undiscounted cash flow of both the third party revenue and "relief from royalty" revenue. Therefore the recognition and measurement of an impairment loss was required.
     4. The day one measurement of the impairment loss was calculated on the present value of the third party cash flows being generated by the patent on the date of valuation plus the amount added for a "relief of royalty" full term license. This calculation results in a fair value impairment at the date of acquisition of $2.25 million.
     5. An impairment test under FAS 144 was also done as of December 31, 2004 but, guided by the provisions of paragraphs 10, 16, 18 and 19 the "relief from royalty" cash flow was excluded from the test and the test was performed upon the cash flows of the underlying business. This test resulted in the valuation of the fair value of the asset at the $1.5 million recorded as of December 31, 2004.

Finally, we confirm the following:

     1. GPSI is responsible for adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. GPSI may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     4. We acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

We look forward to working with you and your staff and cooperating fully to answer your questions and clarify any further issues you may have. Please feel free to call me at 604-576-7442 at any time to discuss these matters further.

Yours sincerely,


Michael Martin
Corporate Controller

cc. Robert C. Silzer, President & CEO